Exhibit 99.1

Medicure Announces Settlement of Patent Infringement Action

WINNIPEG, MB, Nov. 18, 2020 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a cardiovascular pharmaceutical company, today announces that its subsidiary, Medicure International Inc., has settled its ongoing patent infringement action against Nexus Pharmaceuticals, Inc. ("Nexus") in the U.S. District Court for the Northern District of Illinois, which alleged infringement of Medicure's U.S. Patent No. 6,770,660 ("the '660 patent"). As part of the settlement, Nexus has acknowledged that the '660 patent is valid, enforceable and infringed. The settlement results in the Company entering into a license agreement with Nexus with anticipated launch dates for Nexus' generic products of November 1, 2022 for the 5 mg strength and January 1, 2023 for the 12.5 mg strength. The remaining terms of the settlement are confidential.

"We are pleased that we were able to settle this litigation in a cost-effective manner while protecting our AGGRASTAT brand and its intellectual property." stated Dr. Albert Friesen, Chief Executive Officer of the Company and Chair of its Board of Directors.

The Company had filed the patent infringement action against Nexus alleging infringement of the '660 patent. The patent infringement action was in response to Nexus' filing of an abbreviated new drug application (ANDA) seeking approval from the U.S. Food and Drug Administration ("FDA") to market a generic version of AGGRASTAT® (tirofiban hydrochloride) injection before the expiration of the '660 patent. The '660 patent is listed in the FDA's orange book with an expiry date of May 1, 2023.

AGGRASTAT® is a platelet aggregation inhibitor indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAGTM (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2020/18/c2534.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 18:00e 18-NOV-20